ITEM 77Q - EXHIBIT III

EXHIBIT K
to the
Investment Advisory Contract

WORLD INVESTMENT SERIES, INC.
Federated Global Financial Services Fund

	For all services rendered by Adviser hereunder, the above-named Fund of the World Investment Series, Inc. shall pay to Adviser and Adviser agrees to accept as full compensation for all services rendered hereunder, an annual investment advisory fee equal to 1.00 of 1% of the average daily net assets of the Fund.

	The portion of the fee based upon the average daily net assets of the Fund shall be accrued daily at the rate of 1/365th of 1.00 of 1% applied to the daily net assets of the Fund.

	The advisory fee so accrued shall be paid to Adviser daily.

	Witness the due execution hereof this 1st day of June, 1998.



WORLD INVESTMENT SERIES, INC.




By:  /s/ John W. McGonigle
Name:  John W. McGonigle
Title:  Executive Vice President



FEDERATED GLOBAL RESEARCH CORP.



By:  /s/ Stephen A. Keen
Name:  Stephen A. Keen
Title:  Vice President